UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CELESTICA INC.

(Name of Subject Company (issuer))

Celestica Inc. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Subordinate Voting Shares
(Title of Class of Securities)

15101Q108
(CUSIP Number of Class of Securities)

Celestica Inc.
Attention: Elizabeth L. DelBianco

Executive Vice President, Chief Legal and Administrative Officer
844 Don Mills Road

Toronto, Ontario, Canada M3C 1V7

(416) 448-2211
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Joel I. Greenberg, Esq.
Kaye Scholer LLP
250 West 55th Street
New York, NY  10019-9710
(212) 836-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$350,000,000	$40,670

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase, for not more than $350,000,000, an aggregate of up to 29,914,529 subordinate voting shares of Celestica Inc. at a purchase price of not more than $13.30 and not less than $11.70 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the transaction valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40,670
Form or Registration No.:	Schedule TO-I
Filing Party:	Celestica Inc.
Date Filed:	April 27, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross Border-third-Party Tender Offer)

Introduction

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on April 27, 2015 (the “Schedule TO”), as amended and supplemented by Amendment No. 1 to the Schedule TO filed on May 7, 2015 (“Amendment No. 1”) by Celestica Inc., a corporation organized under the laws of the province of Ontario, Canada (“Celestica” or the “Corporation”).  The Schedule TO relates to the offer by Celestica (the “Offer”), to the holders of its subordinate voting shares, to purchase up to an aggregate amount of US$350,000,000 of such shares at a price of not more than US$13.30 per share and not less than US$11.70 per share in cash (subject to any applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2015, the accompanying Issuer Bid Circular, and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the “Offer Documents.”

This Amendment No. 2 is intended to satisfy the requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer Documents, including all schedules and annexes thereto, which were previously filed with the Schedule TO, and the information in Amendment No. 1, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

As contemplated by the Offer Documents, on May 29, 2015, Celestica and specified subsidiaries as Borrowers entered into an Eighth Amended and Restated Credit Agreement (the “Amended and Restated Credit Agreement”) with Canadian Imperial Bank of Commerce, as Co-Lead Arranger, Sole Bookrunner and Administrative Agent, RBC Capital Markets, as Co-Lead Arranger and Co-Syndication Agent, Merrill Lynch Pierce Fenner & Smith Incorporated, as Co-Syndication Agent, and the financial institutions named therein, as lenders, to add up to a US$250.0 million term loan (to be used to fund the Offer) to the existing US$300.0 million revolving credit facility, and to extend the maturity date of the amended and restated facility to May 29, 2020, on terms consistent with those described in the Offer Documents.  A copy of the Amended and Restated Credit Agreement is filed as Exhibit (b)(2).

On June 2, 2015, Celestica Inc. issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m. Eastern time on June 1, 2015, the execution of the Amended and Restated Credit Agreement, and consummation of a related US$250 million term loan.  A copy of the press release is filed as Exhibit (a)(7) and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits to the exhibit index:

Exhibit No.	Description
(a)(7)

Press release issued by Celestica Inc. on June 2, 2015, announcing the preliminary results of the Offer, the amendment and restatement of its credit facility, and consummation of a related US$250 million term loan.

(b)(2)

Eighth Amended and Restated Credit Agreement, dated May 29, 2015, by and among Celestica Inc. and the subsidiaries specified as Designated Subsidiaries therein as Borrowers, Canadian Imperial Bank of Commerce, as Co-Lead Arranger, Sole Bookrunner and Administrative Agent, RBC Capital Markets, as Co-Lead Arranger and Co-Syndication Agent, Merrill Lynch Pierce Fenner & Smith Incorporated, as Co-Syndication Agent, and the financial institutions named therein, as lenders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ ELIZABETH L. DELBIANCO
Name:	Elizabeth L. DelBianco
Title:	Executive Vice President, Chief Legal and Administrative Officer

Date:	June 2, 2015

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated April 27, 2015 and the accompanying Issuer Bid Circular.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press release announcing the terms of the tender offer, dated April 27, 2015.

(a)(6)**	Press release issued by Celestica Inc. on May 7, 2015, providing specified pro-forma financial information.

(a)(7)

Press release issued by Celestica Inc. on June 2, 2015, announcing the preliminary results of the Offer, the amendment and restatement of its credit facility, and consummation of a related US$250 million term loan.

(b)(1)

Seventh Amended and Restated Revolving Term Credit Agreement, dated October 28, 2014, by and among Celestica Inc. and the subsidiaries specified as Designated Subsidiaries therein as Borrowers, Canadian Imperial Bank of Commerce, as Co-Lead Arranger, Sole Bookrunner and Administrative Agent, RBC Capital Markets, as Co-Lead Arranger and Co-Syndication Agent, Merrill Lynch Pierce Fenner & Smith Incorporated, as Co-Syndication Agent, and the financial institutions named therein, as lenders. (1)

(b)(2)

Eighth Amended and Restated Credit Agreement, dated May 29, 2015, by and among Celestica Inc. and the subsidiaries specified as Designated Subsidiaries therein as Borrowers, Canadian Imperial Bank of Commerce, as Co-Lead Arranger, Sole Bookrunner and Administrative Agent, RBC Capital Markets, as Co-Lead Arranger and Co-Syndication Agent, Merrill Lynch Pierce Fenner & Smith Incorporated, as Co-Syndication Agent, and the financial institutions named therein, as lenders.

(d)(1)	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada. (2)

(d)(2)	Amended and Restated Celestica Inc. Long-Term Incentive Plan, as of January 29, 2014. (3)

(d)(3)	Directors’ Share Compensation Plan (2008) (2)

(d)(4)	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation. (4)

(d)(5)	Executive Employment Agreement, dated as of July 26, 2007, between Celestica Inc., Celestica International Inc. and Celestica Corporation and Craig H. Muhlhauser. (5)

(d)(6)	Executive Employment Agreement, dated as of January 1, 2008, between Celestica Inc., Celestica International Inc. and Elizabeth L. DelBianco. (5)

(d)(7)	Amended & Restated Celestica Share Unit Plan as of January 29, 2014. (3)

(d)(8)	Directors’ Share Compensation Plan, as amended July 25, 2013. (6)

(g)	Not applicable.

(h)	Not applicable.

*              Previously filed with Schedule TO on April 27, 2015.

**           Previously filed with Amendment No. 1 on May 7, 2015

(1) Incorporated by reference to the Corporation’s Annual Report on Form 20-F filed on March 13, 2015.

(2) Incorporated by reference to the Corporation’s SC TO-I filed on October 29, 2012.

(3) Incorporated by reference to the Corporation’s Form 6-K filed on July 9, 2014.

(4) Incorporated by reference to the Corporation’s Annual Report on Form 20-F filed on March 23, 2010, File No. 001-14832.

(5) Incorporated by reference to the Corporation’s Annual Report on Form 20-F filed on March 25, 2008, File No. 001-14832.

(6) Incorporated by reference to the Corporation’s Annual Report on Form 20-F filed on March 14, 2014.